UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULES 13d-1(b), (c), AND (d) AND AMENDMENTS THERETO FILED

PURSUANT TO RULE 13d-2(b)

(Amendment No. 8)1

Chile Fund Inc.

(Name of Issuer)

Common Stock, $.001 par value

(Title of Class of Securities)

168834109 (CUSIP Number)

July 25, 2003

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒ Rule 13d-1(b)

☐ Rule 13d-1(c)

☐ Rule 13d-1(d)

[1]	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 168834109	13G	Page 2 of 5 Pages

1.	Name of Reporting Person I.R.S. Identification No. of Above Person President and Fellows of Harvard College

2.	Check the Appropriate Box if a Member of a Group* (a) ☐ (b) ☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Massachusetts

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5. Sole Voting Power 0 shares 6. Shared Voting Power — 7. Sole Dispositive Power 0 shares 8. Shared Dispositive Power —

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 0 shares

10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares* ☐

11.	Percent of Class Represented by Amount in Row (9) 0.0%

12.	Type of Reporting Person* EP

*SEE INSTRUCTIONS BEFORE FILLING OUT!

SCHEDULE 13G

Item 1	(a)	Name of Issuer:
Chile Fund Inc.

1	(b)	Address of Issuer’s Principal Executive Offices:
Credit Suisse Asset Management, LLC
466 Lexington Avenue
New York, NY 10017

Item 2	(a)	Name of Person Filing:
President and Fellows of Harvard College

2	(b)	Address of Principal Business Office or, if none, Residence:
c/o Harvard Management Company, Inc.
600 Atlantic Avenue
Boston, MA 02210

2	(c)	Citizenship:
Massachusetts

2	(d)	Title of Class of Securities:
Common Stock

2	(e)	CUSIP Number:
168834109

Item 3		The reporting person is an employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F).

Item 4		Ownership:

4	(a)	Amount beneficially owned:
0 shares

4	(b)	Percent of Class:
0.0%

4	(c)	Number of shares as to which such person has:

(i) sole power to vote or to direct the vote:
0 shares

(ii) shared power to vote or to direct the vote:

—————

Page 3 of 5 Pages

(iii	)	sole power to dispose or to direct the disposition of:
0 shares

(iv	)	shared power to dispose or to direct the disposition of:

—————

Item 5		Ownership of Five Percent or Less of a Class:

This statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities. The undersigned has sold all of the shares of common stock, $.001 par value, of the Issuer held by it.

Item 6		Ownership of More than Five Percent on Behalf of Another Person:
Not Applicable.

Item 7		Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company:
Not Applicable.

Item 8		Identification and Classification of Members of the Group:
Not Applicable.

Item 9		Notice of Dissolution of Group:
Not Applicable.

Item 10		Certification:
Not Applicable.

Page 4 of 5 Pages

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

PRESIDENT AND FELLOWS OF HARVARD

COLLEGE

By:    /s/    Michael S. Pradko

Name: Michael S. Pradko

Title: Authorized Signatory

July 28, 2003

Page 5 of 5 Pages